UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2005

BHP Billiton Limited ———————————————————————————————————
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

28 July 2005
Number: 30/05

BHP BILLITON PRODUCTION REPORT
 FOR THE QUARTER ENDED 30 JUNE 2005

BHP Billiton today released its production report for the quarter ended 30 June 2005. BHP Billiton acquired WMC Resources Ltd (WMC), effective 3 June 2005(1). This report therefore, includes production from the recently acquired assets of Olympic Dam, Nickel West and Queensland Fertilizer Operations (all Australia), for the month of June 2005. Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share.

  Annual production records were achieved in iron ore, metallurgical coal, natural gas, aluminium, nickel, silver, lead, manganese ore and manganese alloy in a strong demand environment.
  Increased year on year production of energy coal and copper.
  Continued ramp up of oil and condensate production from the recently commissioned Petroleum projects, ROD (Algeria), Mad Dog (USA), and Angostura (Trinidad & Tobago).
  First metallurgical coal production from the newly commissioned Dendrobium mine (Australia) and first diamond production from the Panda Underground project (Canada).
  First reported production from WMC operations.

(1)  BHP Billiton took control of WMC on 3 June 2005 achieving a 76.25 per cent interest in WMC's shares. This was increased to 93.27 per cent on 17 June 2005 and subsequently BHP Billiton moved to compulsorily acquire the remaining WMC shares. This process is continuing. BHP Billiton is reporting 100 per cent production from Olympic Dam, Nickel West and Queensland Fertilizer Operations for the month of June 2005.

  Total Petroleum Products - Total production for the June 2005 financial year was 119.0 million barrels of oil equivalent, three per cent lower than the June 2004 financial year. June 2005 quarter production was 33.1 million barrels of oil equivalent, nine per cent higher than the June 2004 quarter and 16 per cent higher than the March 2005 quarter.

    Oil and Condensate - Production for the June 2005 quarter was 13.9 million barrels, five per cent higher than the 13.3 million barrels produced in the June 2004 quarter. This primarily reflects new production from ROD, Angostura and Mad Dog, and successful infill drilling at North West Shelf (Australia). This was partially offset by natural field decline at Typhoon/Boris (USA), Bass Strait (Australia), Liverpool Bay (UK) and Griffin (Australia), and the divestment of Laminaria (Australia) in January 2005.

Production for the June 2005 quarter was 13 per cent higher than the 12.3 million barrels produced in the March 2005 quarter, this is mainly due to the ramp up of production from ROD, Mad Dog and Angostura, and reduced downtime at Liverpool Bay. This was partially offset by natural field decline and scheduled downtime at Typhoon/Boris.

    Natural Gas - Production for the June 2005 quarter was a record 98.8 billion cubic feet, 16 per cent higher than the 85.1 billion cubic feet produced in the June 2004 quarter. This reflects the commissioning of Minerva (Australia) in January 2005 and higher production from North West Shelf LNG following the commissioning of the 4th LNG Train in September 2004. This was partially offset by lower demand for Bass Strait gas and natural field decline at Bruce (UK) and Typhoon/Boris.

Production for the June 2005 quarter was 20 per cent higher than the 82.4 billion cubic feet produced in the March 2005 quarter reflecting seasonal conditions driving higher demand for Bass Strait gas, the ramp up of production from Minerva and lower downtime at Liverpool Bay and North West Shelf LNG. This was partially offset by seasonal conditions driving reduced demand for Zamzama (Pakistan) gas.

  Alumina - Production for the June 2005 financial year of 4.2 million tonnes was in line with the June 2004 financial year.

Production for the June 2005 quarter of 1.1 million tonnes was in line with the June 2004 quarter. Production was three per cent lower than the March 2005 quarter due to processing of stockpiled hydrate at Worsley (Australia) in the prior quarter. Production was also impacted by commissioning difficulties at the Suriname refinery expansion.

  Aluminium -  Production for the June 2005 financial year was a record 1.33 million tonnes, six per cent higher than the previous year. This primarily reflects the first full year of production from the Mozal 2 (Mozambique) and Hillside 3 (South Africa) expansions, which reached full commissioning in August 2003 and December 2003 respectively.

Production for the June 2005 quarter of 321,000 tonnes was four per cent lower than the June 2004 quarter and three per cent lower than the March 2005 quarter, reflecting lower production at Bayside (South Africa) following a potline outage in April 2005.

  Copper - Production for the June 2005 financial year was 1.03 million tonnes, eight per cent higher than the June 2004 financial year. This mainly reflects record annual production at Escondida (Chile) following the restoration of full capacity and the August 2003 restart of sulphide operations at Tintaya (Peru). The increase also reflects record annual production at Antamina (Peru) following the return to their normal mine plan after the removal of lakebed sediments, and the inclusion of production for June 2005 from Olympic Dam. These increases were partly offset by the sale of the Group's interest in Highland Valley Copper (Canada) in January 2004.

Production for the June 2005 quarter was 269,800 tonnes, in line with the June 2004 quarter. Increased production following the acquisition of Olympic Dam was offset by the temporary suspension of production at both Cerro Colorado (Chile) due to an earthquake, and Tintaya following regional unrest. Production was eight per cent higher than the March 2005 quarter reflecting increased production from Escondida as a result of higher head grades and mill throughput, and the inclusion of Olympic Dam production. This was partially offset by the temporarily suspended production at Cerro Colorado and Tintaya.
  Silver - Production for the June 2005 financial year was a record 50.0 million ounces, 15 per cent higher than the June 2004 financial year. This mainly reflects increased mill throughput at Cannington (Australia) resulting from a debottlenecking program.

Production for the June 2005 quarter was 11.9 million ounces, seven per cent higher than the June 2004 quarter reflecting increased mill throughput at Cannington. Production was 15 per cent lower than the March 2005 quarter mainly as a result of lower head grades and reduced mill throughput at Cannington.
  Lead - Production for the June 2005 financial year was a record 281,970 tonnes, 13 per cent higher than the June 2004 financial year. This mainly reflects increased mill throughput at Cannington resulting from a debottlenecking program.

Production for the June 2005 quarter was 64,652 tonnes, in line with the June 2004 quarter. Production was 20 per cent lower than the March 2005 quarter mainly as a result of lower head grades and reduced mill throughput at Cannington.

  Uranium Oxide - Production of 415 tonnes of uranium oxide concentrate for the June 2005 quarter reflects the inclusion of one month of production from Olympic Dam.
  Iron Ore - Production for the June 2005 financial year was a record 96.7 million tonnes, 15 per cent higher than the June 2004 financial year. This primarily reflects increased production following the completion of several expansion projects at Western Australia Iron Ore underpinned by continuing strong customer demand.

Production for the June 2005 quarter was 25.3 million tonnes, 23 per cent higher than the June 2004 quarter and five per cent higher than the March 2005 quarter. The increase reflects the successful ramp up of production following the completion of the Accelerated Expansion Project and Rapid Growth Project 1 in June 2004 and December 2004 respectively. Western Australia Iron Ore production for the quarter was 27.3 million tonnes (100 per cent basis) which represents an annualised rate of 109.2 million tonnes per annum (100 per cent basis).
  Metallurgical Coal - Production for the June 2005 financial year was a record 37.3 million tonnes, five per cent higher than the June 2004 financial year. This is mainly due to increased production at Queensland Coal (Australia) reflecting continuing growth initiatives, and higher production at Illawarra Coal (Australia) resulting from improved operating performance and the commissioning of Dendrobium in April 2005.

Production for the June 2005 quarter was 9.6 million tonnes, three per cent higher than the June 2004 quarter. This primarily reflects the commissioning of Dendrobium in April 2005. Production was eight per cent higher than the March 2005 quarter reflecting increased production at Queensland Coal. Higher production at Illawarra Coal following the commissioning of Dendrobium was offset by a longwall changeout at West Cliff and scheduled maintenance at the West Cliff coal preparation plant.
  Manganese ore - Production for the June 2005 financial year was a record 5.5 million tonnes, 10 per cent higher than the June 2004 financial year. Production from latent capacity was increased to meet strong customer demand in all markets, particularly China, Japan and Europe.

Production for the June 2005 quarter was a record 1.4 million tonnes, six per cent higher than the June 2004 quarter reflecting strong customer demand. Production was nine per cent higher than the March 2005 quarter reflecting scheduled maintenance shutdowns at the South African operations and seasonal conditions impacting production at Gemco (Australia) in the prior quarter.

  Manganese alloys - Production for the June 2005 financial year was a record 755,000 tonnes, six per cent higher than the June 2004 financial year. This primarily reflects improved operating performance at Metalloys (South Africa) and increased production at Temco (Australia) in response to strong customer demand.

Production for the June 2005 quarter was 156,000 tonnes, 23 per cent lower than the June 2004 quarter and 21 per cent lower than the March 2005 quarter. This primarily reflects scheduled maintenance at Metalloys and changes to product mix at Temco.
  Diamonds - Production of 3.6 million carats at Ekati (Canada) was 34 per cent lower than the June 2004 financial year. This decrease primarily reflects the processing of lower grade ore after mining of a high grade zone in the Koala pipe was completed in the June 2004 quarter.

Production for the June 2005 quarter was 957,000 carats, 21 per cent lower than the June 2004 quarter reflecting the processing of lower grade ore. While diamond grades were low in the June quarter, they were higher than in the March 2005 quarter, causing carat production to increase by 19 per cent over the prior quarter.

  Fertilizer - Production of 73,902 tonnes of fertilizer for the June 2005 quarter reflects the inclusion of one month of production from Queensland Fertilizer Operations.

  Energy Coal - Production for the June 2005 financial year was 87.4 million tonnes, four per cent higher than the June 2004 financial year. This primarily reflects the continued ramp up of production at Mt Arthur Coal (Australia) and increased production from New Mexico Coal (USA) following improved dragline availability at Navajo Coal (USA).

Production for the June 2005 quarter was 22.7 million tonnes, six per cent higher than the June 2004 quarter, primarily reflecting inventory building in preparation for a dragline outage at Navajo Coal, and lower production in the June 2004 quarter at San Juan Coal (USA) following a longwall move. Production was 13 per cent higher than the March 2005 quarter reflecting higher production at Ingwe (South Africa) in response to increased domestic demand, a longwall move at San Juan Coal in the March 2005 quarter and the ramp up of production at Mt Arthur Coal.

  Nickel - Production for the June 2005 financial year was a record 91,900 tonnes, 12 per cent higher than the June 2004 financial year. This primarily reflects the inclusion of production for June 2005 from Nickel West and the benefits of processing enhancements arising from operating excellence initiatives at Cerro Matoso (Colombia).

Production for the June 2005 quarter was a record 31,800 tonnes, 60 per cent higher than the June 2004 quarter and 53 per cent higher than the March 2005 quarter. This is mainly due to the inclusion of one month of production from Nickel West. Increased production also reflects record quarterly production at both Yabulu (Australia) and Cerro Matoso arising from the conversion of work in process inventories to finished goods at Yabulu following scheduled maintenance in the March 2005 quarter and improved operating efficiencies at Cerro Matoso.

  Ferrochrome - Production for the June 2005 financial year was 954,000 tonnes, seven per cent lower than the June 2004 financial year. This primarily reflects the sale of Samancor Chrome (South Africa), effective 1 June 2005.

Production for the June 2005 quarter was 178,000 tonnes, 33 per cent lower than the June 2004 quarter and 26 per cent lower than the March 2005 quarter reflecting the sale of Samancor Chrome.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
 email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			YEAR ENDED		% CHANGE
							JUN Q05	JUN Q05	YTD 05
		JUNE	MARCH	JUNE	JUNE	JUNE	vs	vs	vs
		2004	2005	2005	2005	2004	JUN Q04	MAR Q05	YTD 04
PETROLEUM
Crude oil & condensate	('000 bbl)	13,297	12,345	13,939	50,840	58,027	5%	13%	-12%
Natural gas	(bcf)	85.11	82.35	98.79	345.68	324.34	16%	20%	7%
LPG	('000 tonnes)	235.86	199.29	213.71	860.10	853.53	-9%	7%	1%
Ethane	('000 tonnes)	25.14	23.61	22.97	101.53	94.30	-9%	-3%	8%
Total Petroleum Products	(million boe)	30.32	28.49	33.13	119.03	122.47	9%	16%	-3%

ALUMINIUM
Alumina	('000 tonnes)	1,059	1,092	1,054	4,182	4,224	0%	-3%	-1%
Aluminium	('000 tonnes)	333	332	321	1,330	1,256	-4%	-3%	6%

BASE METALS
Copper	('000 tonnes)	272.6	249.6	269.8	1,034.0	954.4	-1%	8%	8%
Lead	(tonnes)	64,472	80,899	64,652	281,970	249,885	0%	-20%	13%
Zinc	(tonnes)	29,038	32,388	28,204	105,361	159,238	-3%	-13%	-34%
Gold	(ounces)	31,145	32,152	31,882	125,413	125,764	2%	-1%	0%
Silver	('000 ounces)	11,053	14,044	11,881	50,046	43,692	7%	-15%	15%
Uranium oxide concentrate	(tonnes)	-	-	415	415	-	-	-	-
Molybdenum	(tonnes)	240	431	492	1,806	936	105%	14%	93%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	20,537	23,988	25,296	96,745	84,220	23%	5%	15%
Metallurgical coal	('000 tonnes)	9,284	8,883	9,570	37,303	35,360	3%	8%	5%
Manganese ores	('000 tonnes)	1,337	1,297	1,418	5,455	4,953	6%	9%	10%
Manganese alloys	('000 tonnes)	203	197	156	755	712	-23%	-21%	6%
Hot briquetted iron	('000 tonnes)	294	-	-	-	1,716	-100%	0%	-100%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	1,211	802	957	3,617	5,482	-21%	19%	-34%
Fertilizer	('000 tonnes)	-	-	73.9	73.9	-	-	-	-

ENERGY COAL
Energy coal	('000 tonnes)	21,494	20,079	22,703	87,416	83,885	6%	13%	4%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	19.9	20.8	31.8	91.9	81.7	60%	53%	12%
Ferrochrome	('000 tonnes)	264	240	178	954	1,026	-33%	-26%	-7%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
							YEAR ENDED
	BHP Billiton	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	Interest	2004	2004	2004	2005	2005	2005	2004
PETROLEUM
Production
Crude oil & condensate	(000 bbl)	13,297	12,366	12,190	12,345	13,939	50,840	58,027
Natural gas	(bcf)	85.11	77.19	87.35	82.35	98.79	345.68	324.34
LPG	('000 tonnes)	235.86	231.03	216.07	199.29	213.71	860.10	853.53
Ethane	('000 tonnes)	25.14	27.75	27.20	23.61	22.97	101.53	94.30
Total Petroleum Products	(million boe)	30.32	28.03	29.38	28.49	33.13	119.03	122.47

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	696	663	686	746	718	2,813	2,799
Suriname	45%	233	223	222	220	209	874	918
Alumar	36%	130	114	128	126	127	495	507
Total		1,059	1,000	1,036	1,092	1,054	4,182	4,224

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	167	173	171	169	172	685	622
Bayside	100%	46	46	46	45	29	166	184
Alumar	46.3%	45	44	45	43	44	176	156
Valesul	45.5%	11	11	11	10	11	43	44
Mozal	47%	64	65	65	65	65	260	250
Total		333	339	338	332	321	1,330	1,256

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	159.1	142.5	146.3	135.4	154.0	578.2	514.9
Antamina	33.8%	29.9	29.9	33.4	29.9	29.9	123.1	91.9
Tintaya (b)	100%	19.6	14.6	22.1	20.7	15.3	72.7	57.5
Highland Valley Copper (c)	33.6%	-	-	-	-	-	-	28.3
Selbaie (d)	100%	-	-	-	-	-	-	4.1
Total		208.6	187.0	201.8	186.0	199.2	774.0	696.7

Cathode ('000 tonnes)
Escondida	57.5%	21.8	21.9	22.2	21.8	21.4	87.3	86.7
Cerro Colorado (e)	100%	31.3	28.3	30.4	29.8	24.6	113.1	125.5
Tintaya (b)	100%	8.7	9.3	9.1	9.6	6.4	34.4	36.0
Pinto Valley	100%	2.2	2.3	2.3	2.4	2.1	9.1	9.5
Olympic Dam (f)	100%	-	-	-	-	16.1	16.1	-
Total		64.0	61.8	64.0	63.6	70.6	260.0	257.7

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	64,472	64,910	71,509	80,899	64,652	281,970	249,885
Total		64,472	64,910	71,509	80,899	64,652	281,970	249,885

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	13,493	10,968	13,956	15,241	12,676	52,841	53,624
Antamina	33.8%	15,545	12,883	6,962	17,147	15,528	52,520	89,603
Selbaie (d)	100%	-	-	-	-	-	-	16,011
Total		29,038	23,851	20,918	32,388	28,204	105,361	159,238

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	26,044	25,370	24,475	25,987	20,774	96,606	103,835
Tintaya (b)	100%	5,101	4,762	6,772	6,165	4,066	21,765	11,768
Highland Valley Copper (c)	33.6%	-	-	-	-	-	-	2,191
Selbaie (d)	100%	-	-	-	-	-	-	7,970
Olympic Dam (f)	100%	-	-	-	-	7,042	7,042	-
Total		31,145	30,132	31,247	32,152	31,882	125,413	125,764

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	720	604	639	650	658	2,551	2,445
Antamina	33.8%	662	692	503	830	749	2,774	2,179
Tintaya (b)	100%	200	134	186	181	129	629	608
Highland Valley Copper (c)	33.6%	-	-	-	-	-	-	323
Selbaie (d)	100%	-	-	-	-	-	-	717
Cannington	100%	9,471	10,339	11,025	12,383	10,283	44,030	37,420
Olympic Dam (f)	100%	-	-	-	-	62	62	-
Total		11,053	11,769	12,353	14,044	11,881	50,046	43,692

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam (f)	100%	-	-	-	-	415	415	-
Total		-	-	-	-	415	415	-

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	240	323	560	431	492	1,806	366
Highland Valley Copper (c)	33.6%	-	-	-	-	-	-	570
Total		240	323	560	431	492	1,806	936

CARBON STEEL MATERIALS
IRON ORE (g)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	5,084	6,157	6,611	6,475	6,493	25,736	24,461
Goldsworthy Joint Venture	85%	1,386	1,038	1,037	1,017	1,593	4,685	5,844
Area C Joint Venture	85%	2,519	2,990	4,358	4,451	4,813	16,612	5,676
Yandi Joint Venture	85%	8,046	8,767	9,238	8,713	8,943	35,661	34,159
Jimblebar	100%	1,566	1,675	1,622	1,509	1,558	6,364	6,355
Samarco	50%	1,936	1,918	2,050	1,823	1,896	7,687	7,725
Total		20,537	22,545	24,916	23,988	25,296	96,745	84,220

METALLURGICAL COAL (h)
Production ('000 tonnes)
BMA	50%	6,285	6,231	6,184	5,959	7,021	25,395	22,534
BHP Mitsui Coal (i)	80%	1,653	1,748	1,822	1,205	882	5,657	6,981
Illawarra	100%	1,346	1,262	1,603	1,719	1,667	6,251	5,845
Total		9,284	9,241	9,609	8,883	9,570	37,303	35,360

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (j)	60%	647	632	639	606	631	2,508	2,502
Australia (j)	60%	690	747	722	691	787	2,947	2,451
Total		1,337	1,379	1,361	1,297	1,418	5,455	4,953

Refer footnotes on page 4.

CARBON STEEL MATERIALS (cont'd)
MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (j)	60%	131	121	136	137	98	492	462
Australia (j)	60%	72	74	71	60	58	263	250
Total		203	195	207	197	156	755	712

HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron (k)	100%	294	-	-	-	-	-	1,716

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	1,211	986	872	802	957	3,617	5,482

FERTILIZER
Production ('000 tonnes)
Queensland Fertilizer Operation (l)	100%	-	-	-	-	73.9	73.9	-

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,768	14,588	13,745	12,769	13,548	54,650	54,253
USA	100%	3,154	3,899	3,731	3,169	4,128	14,927	13,230
Australia	100%	2,590	2,595	2,189	2,258	2,823	9,865	8,718
Colombia	33%	1,982	2,163	1,724	1,883	2,204	7,974	7,684
Total		21,494	23,245	21,389	20,079	22,703	87,416	83,885

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	12.0	11.9	12.4	13.3	13.7	51.3	49.1
Yabulu	100%	7.9	7.7	7.3	7.5	8.9	31.4	32.6
Nickel West (m)	100%	-	-	-	-	9.2	9.2	-
Total		19.9	19.6	19.7	20.8	31.8	91.9	81.7

FERROCHROME
Saleable production ('000 tonnes)
South Africa (j) (n)	60%	264	265	271	240	178	954	1,026

(a) Metal production is reported on the basis of payable metal.
(b) Production at Tintaya was temporarily suspended on May 25, 2005 following civil unrest in the Espinar region.
Production recommenced on June 20, 2005.
(c) BHP Billiton sold its interest in Highland Valley Copper with effect from January 3, 2004.
(d) Production at Selbaie ceased in February 2004, in accordance with mine plan. Shipments ceased in May 2004.
(e) Production at Cerro Colorado was temporarily suspended on June 14, 2005 following an earthquake. Production recommenced at half capacity on June 30, 2005.
(f) BHP Billiton acquired Olympic Dam with the acquisition of WMC.
Production data is shown from June 1, 2005.
(g) Iron ore production is reported on a wet tonnes basis.
(h) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(j) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(k) Production was suspended at Boodarie Iron following an incident in May 2004 and the plant was placed on care and maintenance in November 2004.
(l) BHP Billiton acquired Queensland Fertilizer Operation with the acquisition of WMC.
Production data is shown from June 1, 2005.
(m) BHP Billiton acquired Nickel West with the acquisition of WMC.
Production data is shown from June 1, 2005.
(n) BHP Billiton sold its interest in Samancor Chrome with effect from June 1, 2005.

PRODUCTION AND SHIPMENT REPORT
						YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2004	2004	2004	2005	2005	2005	2004
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	4,641	4,835	4,226	3,754	3,921	16,736	21,020
Minerva (a)	-	-	-	21	33	54	-
North West Shelf - condensate	1,367	1,330	1,274	1,305	1,431	5,340	5,414
North West Shelf - Wanaea/Cossack	1,357	1,475	1,272	1,535	1,571	5,853	6,155
Laminaria (b)	803	597	472	84	-	1,153	3,848
Griffin	585	414	473	403	453	1,743	2,270
Pakistan	49	50	54	58	49	211	205
Typhoon/Boris	1,462	1,461	1,290	907	672	4,330	5,738
Mad Dog (a)	-	-	-	251	562	813	-
Other Americas	213	181	180	160	145	666	1,739
Angostura (a)	-	-	-	799	997	1,796	-
Liverpool Bay	1,788	1,344	1,858	1,289	1,625	6,116	8,099
Bruce/Keith	388	121	321	290	279	1,011	1,651
Ohanet	644	558	432	589	461	2,040	1,888
ROD (c)	-	-	338	900	1,740	2,978	-
Total	13,297	12,366	12,190	12,345	13,939	50,840	58,027

NATURAL GAS (billion cubic feet)
Bass Strait	34.62	35.61	27.44	20.71	31.98	115.74	116.47
Minerva (a)	-	-	-	6.63	9.79	16.42	-
North West Shelf - Domestic	3.76	3.50	3.51	3.64	3.98	14.63	15.61
North West Shelf - LNG	15.43	17.78	22.36	20.81	22.14	83.09	60.84
Griffin	0.67	0.68	0.71	0.54	0.70	2.63	2.97
Moranbah Coal Bed Methane (d)	-	-	0.53	1.07	1.64	3.24	-
Illawarra Coal Bed Methane (e)	-	1.34	1.65	1.39	1.10	5.48	-
Pakistan	7.10	7.69	7.87	8.88	7.25	31.69	30.30
Typhoon/Boris	2.13	2.32	2.53	1.32	0.95	7.12	8.26
Mad Dog (a)	-	-	-	0.03	0.18	0.21	-
Other Americas	2.75	1.99	2.05	1.76	1.88	7.68	12.33
Bruce/Keith	8.49	2.26	7.39	7.22	6.90	23.77	35.41
Liverpool Bay	10.16	4.02	11.31	8.35	10.30	33.98	42.15
Total	85.11	77.19	87.35	82.35	98.79	345.68	324.34

LPG ('000 tonnes)
Bass Strait	136.52	145.85	127.70	108.56	128.50	510.61	527.99
North West Shelf	32.95	34.66	29.43	32.28	33.15	129.52	124.86
Bruce/Keith	19.27	6.93	18.65	17.85	16.53	59.96	71.44
Ohanet	47.12	43.59	40.29	40.60	35.53	160.01	129.24
Total	235.86	231.03	216.07	199.29	213.71	860.10	853.53

ETHANE ('000 tonnes)	25.14	27.75	27.20	23.61	22.97	101.53	94.30

TOTAL PETROLEUM PRODUCTS	30.32	28.03	29.38	28.49	33.13	119.03	122.47
(million barrels of oil equivalent) (f)

(a) Minerva, Mad Dog and Angostura commenced production in January 2005.
(b) BHP Billiton sold its interest in Laminaria with effect from January 14, 2005.
(c) ROD commenced production in October 2004.
(d) Moranbah Coal Bed Methane commenced production in September 2004 and was first reported in December 2004.
(e) Illawarra Coal Bed Methane production was first reported in December 2004.
(f) Total barrels of oil equivalent (boe) conversions are based on the following:
6000 scf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

PRODUCTION AND SHIPMENT REPORT
						YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2004	2004	2004	2005	2005	2005	2004
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	696	663	686	746	718	2,813	2,799
Paranam, Suriname	233	223	222	220	209	874	918
Alumar, Brazil	130	114	128	126	127	495	507
Total	1,059	1,000	1,036	1,092	1,054	4,182	4,224

Sales
Worsley, Australia	732	667	681	734	774	2,856	2,821
Paranam, Suriname	214	239	221	210	221	891	918
Alumar, Brazil	111	129	131	118	146	524	503
Total	1,057	1,035	1,033	1,062	1,141	4,271	4,242

ALUMINIUM
Production
Hillside, South Africa	167	173	171	169	172	685	622
Bayside, South Africa	46	46	46	45	29	166	184
Alumar, Brazil	45	44	45	43	44	176	156
Valesul, Brazil	11	11	11	10	11	43	44
Mozal, Mozambique	64	65	65	65	65	260	250
Total	333	339	338	332	321	1,330	1,256

Sales
Hillside, South Africa	171	155	189	153	185	682	626
Bayside, South Africa	45	45	41	39	45	170	183
Alumar, Brazil	55	43	44	43	46	176	157
Valesul, Brazil	12	12	11	11	10	44	46
Mozal, Mozambique	56	59	69	62	74	264	235
Total	339	314	354	308	360	1,336	1,247

PRODUCTION AND SHIPMENT REPORT
							YEAR ENDED
		JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
		2004	2004	2004	2005	2005	2005	2004
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	95,757	100,466	97,512	90,838	85,592	374,408	331,648
Sulphide ore milled (100%)	('000 tonnes)	21,197	20,637	20,926	19,913	21,725	83,201	78,004
Average copper grade	(%)	1.61%	1.47%	1.47%	1.41%	1.51%	1.47%	1.44%
Production ex Mill (100%)	('000 tonnes)	284.2	256.8	265.1	241.1	277.8	1,040.8	929.1

Production
Payable copper	('000 tonnes)	159.1	142.5	146.3	135.4	154.0	578.2	514.9
Payable gold concentrate	(fine ounces)	26,044	25,370	24,475	25,987	20,774	96,606	103,835
Copper cathode (EW)	('000 tonnes)	21.8	21.9	22.2	21.8	21.4	87.3	86.7
Payable silver concentrate	('000 ounces)	720	604	639	650	658	2,551	2,445

Sales
Payable copper	('000 tonnes)	150.4	140.0	148.3	137.1	145.9	571.3	508.7
Payable gold concentrate	(fine ounces)	24,874	24,732	25,462	27,882	19,816	97,892	105,738
Copper cathode (EW)	('000 tonnes)	21.3	22.7	22.7	18.6	26.8	90.8	89.4
Payable silver concentrate	('000 ounces)	683	582	690	712	631	2,615	2,503

Tintaya, Peru (a)
Material mined	('000 tonnes)	17,944	18,676	17,486	17,575	12,385	66,122	56,751
Sulphide Ore milled	('000 tonnes)	1,616	1,621	1,564	1,560	1,086	5,831	4,633
Average copper grade	(%)	1.45%	1.14%	1.64%	1.56%	1.67%	1.49%	1.48%

Production
Payable copper	('000 tonnes)	19.6	14.6	22.1	20.7	15.3	72.7	57.5
Payable gold concentrate	(fine ounces)	5,101	4,762	6,772	6,165	4,066	21,765	11,768
Copper cathode (EW)	('000 tonnes)	8.7	9.3	9.1	9.6	6.4	34.4	36.0
Payable silver concentrate	('000 ounces)	200	134	186	181	129	629	608

Sales
Payable copper	('000 tonnes)	20.6	5.7	25.9	23.3	17.2	72.1	54.3
Payable gold concentrate	(fine ounces)	4,100	1,219	8,491	7,593	7,073	24,376	11,558
Copper cathode (EW)	('000 tonnes)	8.4	10.4	8.1	9.2	8.2	35.9	34.2
Payable silver concentrate	('000 ounces)	226	64	234	193	160	651	566

(a) Production at Tintaya was temporarily suspended on May 25, 2005 following civil unrest in the Espinar region.
Production recommenced on June 20, 2005.

Cerro Colorado, Chile (a)
Material mined	('000 tonnes)	16,697	17,554	16,378	16,856	14,805	65,593	73,083
Ore milled	('000 tonnes)	4,330	4,232	4,362	3,865	3,144	15,603	16,781
Average copper grade	(%)	0.90%	0.87%	0.91%	1.00%	0.83%	0.91%	0.95%

Production
Copper cathode (EW)	('000 tonnes)	31.3	28.3	30.4	29.8	24.6	113.1	125.5

Sales
Copper cathode (EW)	('000 tonnes)	35.5	28.9	28.2	32.5	24.8	114.4	127.4

(a) Production at Cerro Colorado was temporarily suspended on June 14, 2005 following an earthquake.
Production recommenced at half capacity on June 30, 2005.

Antamina, Peru
Material mined (100%)	('000 tonnes)	36,035	33,177	33,201	30,808	31,802	128,988	123,271
Sulphide ore milled (100%)	('000 tonnes)	8,205	8,069	8,027	7,072	7,557	30,725	28,450
Average head grades
- Copper	(%)	1.37%	1.26%	1.45%	1.41%	1.35%	1.37%	1.25%
- Zinc	(%)	0.97%	1.02%	0.47%	1.16%	1.09%	0.93%	1.55%

Production
Payable copper	('000 tonnes)	29.9	29.9	33.4	29.9	29.9	123.1	91.9
Payable zinc	(tonnes)	15,545	12,883	6,962	17,147	15,528	52,520	89,603
Payable silver	('000 ounces)	662	692	503	830	749	2,774	2,179
Payable molybdenum	(tonnes)	240	323	560	431	492	1,806	366

Sales
Payable copper	('000 tonnes)	26.4	32.1	32.2	30.0	28.7	123.0	87.8
Payable zinc	(tonnes)	19,931	13,617	4,185	18,293	15,066	51,161	87,859
Payable silver	('000 ounces)	655	624	632	718	769	2,743	1,989
Payable molybdenum	(tonnes)	110	160	300	592	587	1,639	197

Cannington, Australia
Material mined	('000 tonnes)	681	828	844	885	880	3,437	2,746
Ore milled	('000 tonnes)	724	730	825	788	746	3,089	2,609
Average head grades
- Silver	(g/t)	486	504	500	571	482	515	520
- Lead	(%)	10.8%	10.3%	10.0%	11.9%	9.8%	10.5%	11.1%
- Zinc	(%)	3.4%	3.1%	3.0%	3.5%	3.0%	3.2%	3.6%

Production
Payable silver	('000 ounces)	9,471	10,339	11,025	12,383	10,283	44,030	37,420
Payable lead	(tonnes)	64,472	64,910	71,509	80,899	64,652	281,970	249,885
Payable zinc	(tonnes)	13,493	10,968	13,956	15,241	12,676	52,841	53,624

Sales
Payable silver	('000 ounces)	12,583	9,266	9,006	13,514	12,265	44,051	38,633
Payable lead	(tonnes)	84,315	62,774	57,286	88,237	76,680	284,977	253,974
Payable zinc	(tonnes)	13,410	12,170	9,146	18,628	13,415	53,359	57,866

Olympic Dam, Australia (a)
Material mined (b)	('000 tonnes)	-	-	-	-	855	855	-
Ore milled	('000 tonnes)	-	-	-	-	933	933	-
Average copper grade	(%)	-	-	-	-	2.15%	2.15%	-
Average uranium grade	(%)	-	-	-	-	0.60%	0.60%	-

Production
Copper cathode (ER)	('000 tonnes)	-	-	-	-	14.5	14.5	-
Copper cathode (EW)	('000 tonnes)	-	-	-	-	1.6	1.6	-
Uranium oxide concentrate	(tonnes)	-	-	-	-	415	415	-
Refined gold	(fine ounces)	-	-	-	-	7,042	7,042	-
Refined silver	('000 ounces)	-	-	-	-	62	62	-

Sales
Copper cathode (ER)	('000 tonnes)	-	-	-	-	16.2	16.2	-
Copper cathode (EW)	('000 tonnes)	-	-	-	-	1.1	1.1	-
Uranium oxide concentrate	(tonnes)	-	-	-	-	391	391	-
Refined gold	(fine ounces)	-	-	-	-	10,555	10,555	-
Refined silver	('000 ounces)	-	-	-	-	68	68	-

(a) BHP Billiton acquired Olympic Dam with the acquisition of WMC. Production data is shown from June 1, 2005. For reference, June 2005 quarter copper cathode production decreased by four per cent compared with the June 2004 quarter and by eight per cent compared with the March 2005 quarter, reflecting lower head grades. Uranium oxide concentrate production for the June 2005 quarter increased by 10 per cent compared with June 2004 quarter, reflecting higher recoveries and throughput, partially offset by lower grades. Uranium oxide concentrate production for the June 2005 quarter increased by four per cent compared with the March 2005 quarter reflecting higher recoveries.

June 2005 quarter copper cathode sales increased by ten per cent compared with the June 2004 quarter and by one per cent compared with the March 2005 quarter, reflecting timing of shipments. Uranium oxide concentrate sales for the June 2005 quarter decreased by 25 per cent compared with the June 2004 quarter and by 37 per cent compared with the March 2005 quarter, reflecting timing of customer deliveries.

(b) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	('000 tonnes)	2.2	2.3	2.3	2.4	2.1	9.1	9.5

Sales
Copper cathode (EW)	('000 tonnes)	2.3	1.5	1.8	2.8	2.3	8.4	9.5

PRODUCTION AND SHIPMENT REPORT
						YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2004	2004	2004	2005	2005	2005	2004
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	5,084	6,157	6,611	6,475	6,493	25,736	24,461
Goldsworthy Joint Venture	1,386	1,038	1,037	1,017	1,593	4,685	5,844
Area C Joint Venture	2,519	2,990	4,358	4,451	4,813	16,612	5,676
Yandi Joint Venture	8,046	8,767	9,238	8,713	8,943	35,661	34,159
Jimblebar	1,566	1,675	1,622	1,509	1,558	6,364	6,355
Total (BHP Billiton share)	18,601	20,627	22,866	22,165	23,400	89,058	76,495
Total production (100%)	21,608	23,971	26,615	25,810	27,254	103,651	88,874

Shipments
Lump	5,064	5,530	6,084	5,784	6,849	24,247	20,533
Fines	14,067	14,544	16,052	16,086	17,052	63,734	54,550
Total (BHP Billiton share)	19,131	20,074	22,136	21,870	23,901	87,981	75,083
Total shipments (100%)	22,507	23,617	26,042	25,729	28,119	103,508	88,334

(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,936	1,918	2,050	1,823	1,896	7,687	7,725

Shipments	1,823	1,976	2,142	1,768	1,728	7,614	7,640

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,864	1,638	1,709	1,615	1,603	6,565	6,531
Goonyella	935	1,112	1,254	1,355	1,740	5,461	3,777
Peak Downs	1,223	1,198	1,164	842	1,322	4,526	4,112
Saraji	806	809	812	752	878	3,251	2,911
Norwich Park	682	700	680	664	836	2,880	2,344
Gregory Joint Venture	775	774	565	731	642	2,712	2,859
BMA total	6,285	6,231	6,184	5,959	7,021	25,395	22,534

BHP Mitsui Coal (b)
Riverside	575	910	951	480	43	2,384	3,323
South Walker Creek	1,078	838	871	725	839	3,273	3,658
BHP Mitsui Coal total	1,653	1,748	1,822	1,205	882	5,657	6,981
Queensland total	7,938	7,979	8,006	7,164	7,903	31,052	29,515

Shipments
Coking coal	4,777	5,188	5,801	5,440	5,705	22,134	19,989
Weak coking coal	1,569	1,665	1,722	1,609	1,619	6,615	6,420
Thermal coal	756	743	527	632	815	2,717	3,347
Total	7,102	7,596	8,050	7,681	8,139	31,466	29,756

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,346	1,262	1,603	1,719	1,667	6,251	5,845

Shipments
Coking coal	1,215	1,097	1,610	1,447	1,500	5,654	5,380
Thermal coal	114	82	144	93	27	346	386
Total	1,329	1,179	1,754	1,540	1,527	6,000	5,766

MANGANESE ORES
South Africa
Saleable production (a)	647	632	639	606	631	2,508	2,502

Australia
Saleable production (a)	690	747	722	691	787	2,947	2,451

MANGANESE ALLOYS
South Africa
Saleable production (a)	131	121	136	137	98	492	462

Australia
Saleable production (a)	72	74	71	60	58	263	250

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia
Production (b)	294	-	-	-	-	-	1,716

Shipments	318	-	-	-	-	-	1,759

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b) Production was suspended at Boodarie Iron following an incident in May 2004 and the plant was placed on care and maintenance in November 2004.

PRODUCTION AND SHIPMENT REPORT
							YEAR ENDED
		JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
		2004	2004	2004	2005	2005	2005	2004
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,207	1,184	1,094	1,101	1,216	4,595	4,446

Production	('000 carats)	1,211	986	872	802	957	3,617	5,482

FERTILIZER
Queensland Fertilizer Operation, Australia (a)
Production (b)	('000 tonnes)	-	-	-	-	73.9	73.9	-

Sales (b)	('000 tonnes)	-	-	-	-	105.9	105.9	-

(a) BHP Billiton acquired Queensland Fertilizer Operation with the acquisition of WMC. Production data is shown from June 1, 2005. For reference, total June 2005 quarter fertilizer production increased by seven per cent compared with the June 2004 quarter, reflecting higher plant availability. Total fertilizer production decreased by 19 per cent compared with the March 2005 quarter, reflecting the impact of the reactor failure in the Phosphoric Acid Plant.

June 2005 quarter total fertilizer sales increased 175 per cent compared with the June 2004 quarter and 15 per cent compared with the March 2005 quarter, reflecting more favourable weather conditions.
(b) Includes diammonium phosphate and monoammonium phosphate.

PRODUCTION AND SHIPMENT REPORT
						YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2004	2004	2004	2005	2005	2005	2004
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,768	14,588	13,745	12,769	13,548	54,650	54,253

Sales
Export	4,830	5,551	4,750	5,082	5,094	20,477	20,958
Local utility	8,426	8,546	8,106	7,069	7,560	31,281	31,921
Inland	361	383	308	353	186	1,230	1,355
Total	13,617	14,480	13,164	12,504	12,840	52,988	54,234

New Mexico, USA
Production
Navajo Coal	1,714	2,083	1,765	2,008	2,389	8,245	7,216
San Juan Coal	1,440	1,816	1,966	1,161	1,739	6,682	6,014
Total	3,154	3,899	3,731	3,169	4,128	14,927	13,230

Sales - local utility	3,353	3,897	3,739	3,447	3,319	14,402	13,606

Hunter Valley, Australia
Production	2,590	2,595	2,189	2,258	2,823	9,865	8,718

Sales
Export	1,734	1,440	1,201	1,866	1,746	6,253	5,276
Inland	958	1,220	595	872	1,186	3,873	3,508
Total	2,692	2,660	1,796	2,738	2,932	10,126	8,784

Cerrejon Coal, Colombia
Production	1,982	2,163	1,724	1,883	2,204	7,974	7,684

Sales - export	2,283	2,166	1,954	1,927	2,338	8,385	8,076

PRODUCTION AND SHIPMENT REPORT
						YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2004	2004	2004	2005	2005	2005	2004
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.0	11.9	12.4	13.3	13.7	51.3	49.1

Sales	12.8	10.6	13.3	13.4	12.8	50.1	48.2

Yabulu, Australia
Production
Nickel metal	7.9	7.7	7.3	7.5	8.9	31.4	32.6
Cobalt	0.5	0.5	0.4	0.5	0.4	1.8	1.9

Sales
Nickel metal	7.9	7.7	7.8	7.7	8.3	31.5	32.1
Cobalt	0.4	0.4	0.5	0.3	0.4	1.6	1.8

Nickel West, Australia (a)
Nickel contained in finished matte	-	-	-	-	3.3	3.3	-
Nickel metal	-	-	-	-	5.9	5.9	-
Nickel production	-	-	-	-	9.2	9.2	-

Nickel contained in finished matte	-	-	-	-	3.5	3.5	-
Nickel metal	-	-	-	-	4.7	4.7	-
Nickel sales	-	-	-	-	8.2	8.2	-

(a) BHP Billiton acquired Nickel West with the acquisition of WMC. Production data is shown from June 1, 2005. For reference, June 2005 quarter nickel production (nickel contained in finished matte and nickel metal) increased by nine per cent compared with the June 2004 quarter, mainly reflecting a planned shutdown at the Kalgoorlie nickel smelter during the comparative period. Nickel production (nickel contained in finished matte and nickel metal) decreased by four per cent compared with the March 2005 quarter, mainly due to variations in the overall mix of matte products produced.

June 2005 quarter nickel metal sales from the Kwinana nickel refinery decreased by four per cent compared with the June 2004 quarter and 10 per cent compared with the March 2005 quarter, mainly reflecting timing of shipments. Finished nickel matte sales from the Kalgoorlie nickel smelter for the June 2005 quarter decreased by two per cent compared with the June 2004 quarter and 12 per cent compared with the March 2005 quarter, mainly due to timing of shipments.

FERROCHROME
South Africa (a)
Saleable production (b)	264	265	271	240	178	954	1,026

(a) BHP Billiton sold its interest in Samancor Chrome with effect from June 1, 2005.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 28 July 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary